FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following is a press release issued today by Express Scripts Holding Company:

August 16, 2018 at 4:01 PM EDT

Express Scripts Reminds Stockholders to Vote “FOR” the Merger with Cigna

Special Meeting of Stockholders to Vote on the Transaction to be held on Friday, August 24, 2018

Leading Independent Proxy Advisory Firms ISS, Glass Lewis and Egan Jones Support the Combination

ST. LOUIS, August 16, 2018 – Express Scripts (NASDAQ: ESRX) today reminded its stockholders to vote “FOR” Express Scripts’ merger agreement with Cigna (NYSE: CI) at the Express Scripts’ upcoming Special Meeting of Stockholders (the “Special Meeting”) that is scheduled to be held on August 24, 2018, at 9:00 a.m. CT. Express Scripts stockholders who have any questions or need assistance voting their shares should call (800) 690-6903.

Under the terms of the merger agreement, the transaction consideration consists of $48.75 in cash and 0.2434 shares of stock of the combined company per Express Scripts share. Upon closing of the transaction, Cigna stockholders will own approximately 64% of the combined company and Express Scripts stockholders will own approximately 36%.

Express Scripts’ Board of Directors unanimously recommends that Express Scripts’ stockholders vote “FOR” the adoption of the merger agreement with Cigna. In addition to the Board’s recommendation, Express Scripts notes that three leading independent proxy advisory firms Institutional Shareholder Services Inc., Glass, Lewis & Co., LLC and Egan-Jones Proxy Services have recommended that stockholders vote “FOR” the transaction.

The transaction is expected to be completed by December 31, 2018. It remains subject to the approval of Cigna and Express Scripts stockholders and the satisfaction of customary closing conditions, including applicable regulatory approvals.

Additional materials regarding the transaction, including more information on the strong strategic rationale and expected financial results, are available on Cigna and Express Scripts’ joint transaction website: https://www.advancinghealthcare.com/.

About Express Scripts

Express Scripts is a healthcare opportunity company. Empowered by our legacy as an industry innovator, we dare to imagine – and deliver – a better healthcare system with improved health outcomes and lower costs. From pharmacy and medical benefits management, to specialty pharmacy care and everything in between – we uncover opportunities to make healthcare work better.

Our home base is St. Louis, but our reach extends to millions of Americans across the nation. We stand alongside our clients and partners, collaborating to develop personalized solutions that make a meaningful difference in the lives of those we serve.

We believe healthcare can do more. We are Champions For BetterSM.

For more information, visit Lab.Express-Scripts.com or follow @ExpressScripts on Twitter.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction among Cigna, Express Scripts and Halfmoon Parent, Inc. (“New Cigna”), New Cigna has filed with the SEC a registration statement on Form S-4 (File No. 333-224960) that includes a joint proxy statement of Cigna and Express Scripts (as amended, the “Form S-4”). The Form S-4 was declared effective by the SEC on July 16, 2018 and was mailed to stockholders of Express Scripts on or about July 17, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by New Cigna, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.

Participants in the Solicitation

Cigna (and, in some instances, New Cigna) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, New Cigna) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the definitive joint proxy statement/prospectus contained in the Form S-4, which was filed by New Cigna with the SEC on May 15, 2018 and amended on June 20, 2018, July 9, 2018, July 12, 2018 and July 16, 2018 and declared effective on July 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the preliminary joint proxy statement/prospectus contained in the Form S-4, which was filed by New Cigna with the SEC on May 15, 2018 and amended on June 20, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide Cigna management’s and/or Express Scripts management’s current expectations or plans for future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “may,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of Cigna or the combined company following consummation of the mergers, the anticipated benefits of the mergers, including estimated synergies, the expected timing of completion of the mergers, Cigna’s ability to obtain financing for the mergers and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, Cigna and Express Scripts claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Risks, uncertainties and other factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, risks and uncertainties detailed in Cigna’s and Express Scripts’ periodic public filings with the SEC, including those discussed in the section entitled “Risk Factors” of the registration statement and in the sections entitled “Risk Factors” in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, Cigna’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017 and Express Scripts’ Quarterly Report on Form 10-Q for the period ended June 30, 2018, factors contained or incorporated by reference into such documents and in subsequent filings by Cigna and Express Scripts, and the following factors:

•

the inability of Cigna and Express Scripts to obtain stockholder or regulatory approvals required for the mergers or the requirement to accept conditions that could reduce the anticipated benefits of the mergers as a condition to obtaining regulatory approvals;

•	failure to satisfy the conditions to closing provided in the merger agreement;

•	a longer time than anticipated to consummate the mergers;

•	problems regarding the successful integration of the businesses of Cigna and Express Scripts;

•	unexpected costs regarding the mergers;

•	restrictions on business activities during the pendency of the mergers and limitations put on Cigna’s and Express Scripts’ ability to pursue alternatives to the mergers under the merger agreement;

•	diversion of Cigna management’s and Express Scripts management’s attention from ongoing business operations and opportunities;

•	disruption from the mergers making it more difficult to maintain business and operational relationships;

•	potential litigation associated with the mergers;

•	the ability to hire and retain key personnel;

•	the availability of financing;

•

the obligation to complete the mergers even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to Cigna and New Cigna than its current commitments, due to the absence of a financing condition in connection with the mergers;

•	effects on the businesses as a result of uncertainty surrounding the mergers;

•

the possibility that the anticipated benefits from the mergers cannot be realized in full, or at all or may take longer to realize than expected, including risks associated with achieving expected synergies from the mergers;

•

the uncertainty of the value of the Cigna merger consideration and the Express Scripts merger consideration due to fixed exchange ratios and potential fluctuations in the market prices of Cigna common stock and Express Scripts common stock;

•

the possibility of the directors and officers of each of Cigna and Express Scripts generally having interests in the mergers that are different from, or in addition to, the interests of Cigna stockholders or Express Scripts stockholders, as applicable;

•

the possibility of changes in circumstances between the date of the signing of the merger agreement and the closing date that will not be reflected in the opinions received by the Cigna board of directors and the Express Scripts board of directors from their respective financial advisors;

•	the effect of the substantial additional indebtedness New Cigna will incur in connection with the mergers;

•

the possibility of actual results of operations, cash flows and financial position after the mergers materially differing from the unaudited pro forma condensed combined financial statements of New Cigna;

•

the difference in rights provided to New Cigna stockholders under Delaware law, the New Cigna certificate of incorporation and the New Cigna bylaws, as compared to the rights provided to Cigna stockholders under Delaware law, the Cigna certificate of incorporation and the Cigna bylaws, and to Express Scripts stockholders under Delaware law, the Express Scripts certificate of incorporation and the Express Scripts bylaws (as defined below);

•	the occurrence of any event giving rise to the right of a party to terminate the merger agreement;

•	an unexpected downgrade in Cigna’s, Express Scripts’ or New Cigna’s financial strength ratings;

•

the impact of debt service obligations on the availability of funds for other business purposes, and the terms and required compliance with covenants relating to Cigna’s, Express Scripts’ or New Cigna’s indebtedness; and

•	future industry risks that are described in SEC reports filed by Cigna and Express Scripts.

There can be no assurance that the mergers or any other transaction described in this joint proxy statement/prospectus will in fact be completed in the manner described or at all. Any forward-looking statement speaks only as of the date on which it is made, and Cigna and Express Scripts assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Express Scripts Contacts

Investor Relations

Ben Bier, 314-810-3115

Media Relations

Brian Henry, 314-684-6438

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•

the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, including the preliminary joint proxy statement / prospectus contained in the Form S-4 of Halfmoon Parent, Inc. (“Holdco”), which was filed with the SEC on May 16, 2018, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, Holdco has filed a registration statement on Form S-4 that included a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna Corporation and Express Scripts Holding Company commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna Corporation and Express Scripts Holding Company on or about July 17, 2018. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary materials filed on May 16, 2018, the definitive version of the joint proxy statement/prospectus (when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation (and, in some instances, Holdco) and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual

Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018, and the definitive joint proxy statement / prospectus contained in the Form S-4, which was declared effective by the SEC on July 16, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the preliminary joint proxy statement / prospectus, and the definitive version thereof (when it becomes available), carefully and in its entirety before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.